UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number 000-29898

BlackBerry Limited
(Translation of registrant’s name into English)

2200 University Avenue East,
Waterloo, Ontario, Canada
N2K 0A7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.
Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	Report of Voting Results Pursuant to Section 11.3 of Canadian National Instrument 51-102

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File Nos. 333-192986 and 333-192987) and on July 25, 2014 (File No. 333-197636).

Document 1

BLACKBERRY LIMITED
(the “Corporation”)

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
HELD ON TUESDAY, JUNE 23, 2015

REPORT OF VOTING RESULTS
Pursuant to Section 11.3 of National Instrument 51-102

To:     Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual and Special Meeting of Shareholders of the Corporation held on June 23, 2015 and the number and percentage of votes cast for or against, or withheld from, each vote, as applicable. Each of the matters set out below is described in greater detail in the Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated May 11, 2015 mailed to shareholders prior to the Annual and Special Meeting (the “Management Information Circular”).

1.	Election of Directors

The following nominees were elected as directors of the Corporation until the next annual meeting of shareholders of the Corporation. All directors received more votes “For” than votes “Withheld”. The outcome of the vote was as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John Chen	221,679,569	96.24	8,670,140	3.76
Michael Daniels	219,022,127	95.20	11,031,582	4.80
Timothy Dattels	216,830,306	94.13	13,519,403	5.87
Richard Lynch	215,981,928	93.88	14,071,781	6.12
Barbara Stymiest	218,377,409	94.92	11,676,300	5.08
Prem Watsa	209,408,805	90.91	20,940,904	9.09

2.	Appointment of Auditors

Ernst & Young LLP were reappointed as independent auditors of the Corporation for a term expiring at the close of the next annual meeting of shareholders of the Corporation and the directors were authorized to fix their remuneration, by a majority of shareholders voting by proxy or in person. The outcome of the vote was as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
321,122,085	99.23	2,484,054	0.77

3.	Approval of the Employee Share Purchase Plan

The Employee Share Purchase Plan for employees of the Corporation, as described in the Management Information Circular, was approved by a majority of shareholders voting by proxy or in person. The outcome of the vote was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
219,490,806	99.42	1,272,397	0.58

4.	Amendment to the Equity Incentive Plan

The amendment to the Corporation’s Equity Incentive Plan, relating to an increase in the number of common shares issuable thereunder and as described in the Management Information Circular, was approved by a majority of shareholders voting by proxy or in person. The outcome of the vote was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
163,089,967	73.88	57,674,528	26.12

5.	Non-Binding Advisory Resolution on Executive Compensation

The non-binding advisory resolution regarding the Corporation’s approach to executive compensation, as disclosed in the Management Information Circular, was approved by a majority of shareholders voting by proxy or in person. The outcome of the vote was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
198,795,775	90.17	21,672,563	9.83

DATED this 24th day of June, 2015.

BLACKBERRY LIMITED

/s/ James Yersh
James Yersh - Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:     June 24, 2015

BlackBerry Limited
(Registrant)

By: __/s/ James Yersh
James Yersh
Chief Financial Officer